   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 27, 1999
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                             ---------------------

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                             ---------------------

                                SHOWPOWER, INC.
                           (Name of Subject Company)

                             ---------------------

                                SHOWPOWER, INC.
                       (Name of Person Filing Statement)

                     COMMON STOCK, PAR VALUE $.01 PER SHARE
                         (Title of Class of Securities)

                                  825396 10 4
                     (CUSIP Number of Class of Securities)

                             ---------------------

                           STEPHEN R. BERNSTEIN, ESQ.
                         GENERAL COUNSEL AND SECRETARY
                            18420 S. SANTA FE AVENUE
                       RANCHO DOMINGUEZ, CALIFORNIA 90221
                                 (310) 604-9676
          (Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing this
                                   Statement)

                             ---------------------

                                    Copy To:

                                DAVID C. WORRELL
                                BAKER & DANIELS
                       SUITE 2700, 300 N. MERIDIAN STREET
                        INDIANAPOLIS, INDIANA 46204-1782
                                 (317) 237-0300

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

                                  INTRODUCTION

     This Solicitation/Recommendation Statement on Schedule 14D-9 (this "Schedule 14D-9") relates to an offer by GE Power Acquisition Corp., formerly known as Emmy Acquisition Corp., a Delaware corporation ("Buyer") and a wholly-owned subsidiary of GE Energy Services, Inc., a Delaware corporation ("Parent"), which is a wholly owned subsidiary of General Electric Company, a New York corporation ("General Electric"), to purchase all of the Shares (as defined below) of Showpower, Inc., a Delaware corporation (the "Company").

ITEM 1.  SECURITY AND SUBJECT COMPANY.

     The name and address of the principal executive offices of the Company is Showpower, Inc., 18420 S. Santa Fe Avenue, Rancho Dominguez, California 90221. This Schedule 14D-9 relates to the shares of the Company's common stock, par value $0.01 per share (the "Shares").

ITEM 2.  TENDER OFFER OF THE BIDDER.

     This Schedule 14D-9 relates to the tender offer made by Buyer, disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 27, 1999 (as amended or supplemented from time to time, the "Schedule 14D-1"), to purchase all the outstanding Shares at a price of $7.00 per Share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 27, 1999 (as amended or supplemented from time to time, the "Offer to Purchase"), and the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the "Offer"), copies of which are filed as Exhibits 1 and 2 hereto, respectively, and incorporated herein by reference.

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 17, 1999, among the Company, Buyer and Parent (the "Merger Agreement"), which provides for the making of the Offer by Buyer, subject to the conditions and upon the terms of the Merger Agreement and for the subsequent merger of Buyer with and into the Company (the "Merger"). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the "Effective Time") (other than Shares held in the treasury of the Company or held by any of the Company's wholly-owned subsidiaries, or by Parent, Buyer or any other wholly-owned subsidiary of Parent and Shares held by stockholders validly exercising appraisal rights pursuant to the General Corporation Law of the State of Delaware) will, by virtue of the Merger and without any action by the holder thereof, be converted into the right to receive, without interest, an amount in cash equal to $7.00 (or any higher price Buyer determines in its sole discretion to pay in the Offer) per Share (the "Merger Consideration"). The Merger Agreement, a copy of which is filed as Exhibit 3 hereto, is summarized in
Section 13 of the Offer to Purchase and incorporated herein by reference.

     The Schedule 14D-1 states that the principal executive offices of Buyer and Parent are located at 4200 Wildwood Parkway, Atlanta, Georgia 30339.

ITEM 3.  IDENTITY AND BACKGROUND.

     (a) The name and business address of the Company, which is the person filing this statement, are set forth in Item 1 above, which information is incorporated herein by reference. Unless the context otherwise requires, references to the Company in this Schedule 14D-9 are to the Company and its subsidiaries, viewed as a single entity.

     (b) (1) General.

     Certain contracts, agreements, arrangements and understandings between the Company and certain of its executive officers are described in the Information Statement dated December 27, 1999 included as Annex A to this Schedule 14D-9 and are incorporated herein by reference. The Information Statement will be furnished to the Company's stockholders pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 promulgated thereunder in connection with Buyer's right (after consummation of the Offer) to designate persons to be appointed to the Board of Directors of the Company other than at a meeting of the stockholders of the Company.

     In connection with the Merger Agreement, Buyer and Parent entered into Tender Agreements dated as of December 17, 1999 (the "Tender Agreements"), with each of the following stockholders of the Company: John J. Campion and Esther Ash, G. Laurence and Thressa Anderson, Stephen R. Bernstein, Jeffrey B. Stone, Joseph A. Ades, Robert E. Masterson, David C. and Annika Bernstein, Vincent A. Carrino and Eric C. Jackson (the "Tendering Stockholders"). Pursuant to the Tender Agreements, the Tendering Stockholders have agreed to tender an aggregate of 1,490,374 Shares owned of record by the Tendering Stockholders (the "Committed Shares") and John J. Campion and Esther Ash, G. Laurence and Thressa Anderson, Stephen R. Bernstein, Jeffrey B. Stone, Joseph A. Ades, Robert E. Masterson and David C. and Annika Bernstein have agreed to vote their portion of the Committed Shares in favor of the Merger and otherwise in the manner directed by Buyer. Buyer, Parent and each of the Tendering Stockholders have also entered into Indemnification Agreements dated as of December 17, 1999 (the "Indemnification Agreements") pursuant to which, among other things, the Tendering Stockholders have agreed to indemnify Buyer and Parent with respect to third party claims arising out of or relating to breaches of the representations and warranties contained in the Merger Agreement. The Tendering Stockholders have also agreed that, among other things, unless the Merger Agreement is terminated in accordance with its terms, such Tendering Stockholders will not transfer the Committed Shares. The Committed Shares represent approximately 38.1% of the Shares that, as of December 17, 1999, were issued and outstanding assuming the exercise of all in-the-money options. The form of the Tender Agreement and the form of the Indemnification Agreement, copies of which are filed as Exhibits 4 and 5 hereto, are summarized in Section 13 of the Offer to Purchase and incorporated by reference herein.

     (2) Certain Executive Compensation and Other Employee-Related Matters in Connection with the Merger.

     Employment Agreements. Concurrently with execution of the Merger Agreements, GE Energy Systems Rentals entered into an Employment Agreement with
G. Laurence Anderson, the President of the Company, and John J. Campion, the Chief Executive Officer of the Company (the "Employment Agreements"). Such Employment Agreements shall be effective upon the purchase of the Shares pursuant to the Offer and create an at-will employment for each of the employees.

     Pursuant to Mr. Anderson's Employment Agreement, Mr. Anderson's initial annual salary will be $150,000 with a minimum guaranteed bonus of $60,000 in the first year of his employment. Mr. Anderson's duties and responsibilities following the Merger shall be substantially the same as prior to the Merger. In addition, GE Energy Systems Rentals agreed that the Company shall be entitled to pay Mr. Anderson a bonus for fiscal year 1999 in the amount of $106,832.90. Mr. Anderson will also be entitled to receive options to purchase 1,000 shares of General Electric upon completion of the Merger and another 1,000 shares on the first anniversary of his employment. GE Energy Systems Rentals also agreed to cause the Company to forgive the note payable by Mr. Anderson to the Company in the amount of $133,338 upon the closing of the Offer. If Mr. Anderson's employment is terminated without cause, Mr. Anderson shall be entitled to receive (i) all sums due to him under the Employment Agreement up to and including the date of termination of his employment, (ii) a severance payment of $75,000 and (iii) all benefits to which he is entitled up to and including the date of termination and any benefits to which he is entitled following such termination pursuant to applicable law or the terms of the benefit plans themselves. In addition, Mr. Anderson's non-compete agreement with the Company shall immediately cease and be of no further force and effect.

     Pursuant to Mr. Campion's Employment Agreement, Mr. Campion's initial annual salary will be $200,000 with a minimum guaranteed bonus of $100,000 in the first year of his employment, with an additional bonus if certain sales targets are satisfied. Mr. Campion's duties and responsibilities following the Merger shall be substantially the same as prior to the Merger. In addition, GE Energy Systems Rentals agreed that the Company shall be entitled to pay Mr. Campion a bonus for fiscal year 1999 in the amount of $213,665.80. Mr. Campion will also be entitled to receive options to purchase 2,000 shares of General Electric upon completion of the Merger and another 2,000 shares on the first anniversary of his employment. GE Energy Systems Rentals also agreed to cause the Company to forgive the note payable by Mr. Campion to the Company in the amount of $289,263 upon the closing of the Offer. If Mr. Campion's employment is terminated without cause, Mr. Campion shall be entitled to receive (i) all sums due to him under the Employment Agreement up to and including the date of termination of his employment, (ii) a severance payment of $100,000 and (iii) all benefits to which he is entitled up to and including the date of termination and any benefits to which he is entitled following such termination pursuant to applicable law or the terms of the benefit plans themselves. In addition, Mr. Campion's non-compete agreement with the Company shall immediately cease and be of no further force and effect.

     Copies of the Employment Agreements with Mr. Anderson and Mr. Campion are filed as Exhibits 6 and 7 hereto and are incorporated by reference herein.

     Proposed Agreement with John J. Campion. Parent may enter into an agreement with John J. Campion whereby if Parent proposes to sell the Company at any time while Mr. Campion is an employee of the Company and before December 17, 2002, Parent, subject to certain conditions, would inform Mr. Campion of its intent to sell the Company and negotiate exclusively and in good faith for 30 days with Mr. Campion with respect to the sale of the Company should Mr. Campion inform Parent that he wishes to purchase the Company.

     Indemnification and Insurance.  The Merger Agreement provides that, for six
(6) years from and after the Effective Time, Parent will cause the corporation surviving the Merger (the "Surviving Corporation") to indemnify and hold harmless all past and present officers and directors of the Company and its subsidiaries for acts or omissions occurring at or prior to the Effective Time to the same extent such persons are indemnified by the Company pursuant to its Certificate of Incorporation, Bylaws or agreements in effect on the date of the Merger Agreement.

     Parent has agreed to cause the Surviving Corporation to maintain, for six
(6) years from the Effective Time, if available, the Company's current directors and officers liability insurance policies (provided that the Surviving Corporation may buy a substitute for such policies, policies of at least the same coverage containing terms and conditions which are not materially less favorable) that provide coverage for events occurring prior to the Effective Time; provided, however, that the Surviving Corporation shall not be required to expend more than an amount per year equal to one hundred fifty percent (150%) of current annual premiums paid by the Company for such insurance. If but for the preceding sentence the Surviving Corporation shall be required to spend more than 150% of current annual premiums, the Surviving Corporation shall obtain the maximum amount of such insurance obtainable by payment of annual premiums equal to 150% of current annual premiums.

     Matters Disclosed in Proxy Statement. Certain contracts, agreements, arrangements or understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates with respect to executive compensation and stock option plans are described in the Company's Proxy Statement dated March 25, 1999, relating to its April 26, 1999 Annual Meeting of Stockholders (the "Proxy Statement"), under the headings "Compensation of Executive Officers and Directors -- Employment Contracts" and "Certain Transactions -- Transactions with Officers" and "Certain Transactions -- Rock-It Cargo, USA, Inc.

and Air Apparent, Inc." A copy of such portions of the Proxy Statement has been filed as Exhibit 8 to this Schedule 14D-9 and is incorporated herein by reference.

     1998 Stock Option and Incentive Plan. The closing of the Offer will constitute a "Change in Control" of the Company under the Company's 1998 Stock Option and Incentive Plan. All options outstanding under the plan will become immediately exercisable. Under the Merger Agreement, at the Effective Time, each outstanding option to purchase Shares granted under the plan will be cancelled and each holder of a cancelled option will be entitled to receive upon execution and delivery of an option termination agreement, in form and substance reasonably acceptable to Parent in consideration for the cancellation of such option, an amount in cash equal to (i) the number of Shares previously subject to such option that but for the cancellation thereof would have been exercisable (after giving effect to any acceleration of vesting pursuant to the terms of such option as a result of the consummation of the Offer or the Merger), multiplied by (ii) the excess, if any, of the Offer price over the exercise price per Share of the option.

     With respect to the description of certain provisions of the Merger Agreement contained in this Item 3(b)(2), see Section 13 of the Offer to Purchase, which is incorporated by reference herein.

ITEM 4.  THE SOLICITATION OR RECOMMENDATION.

     (a) Recommendation of the Board. At a meeting held on December 16, 1999, the Board unanimously (1) approved and adopted the Offer and the Merger Agreement, (2) declared the Merger to be advisable and determined that the terms of the Offer and the Merger are fair to, and in the best interests of, holders of Shares and (3) determined to recommend that holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Copies of the joint press release of Parent and the Company announcing the Merger Agreement and the transactions contemplated thereby and a letter to the stockholders of the Company communicating the Board's recommendation are filed as Exhibits 9 and 10 hereto, respectively, and are incorporated herein by reference.

     (b) (1) Background of the Offer

     In mid-July 1998, Martin Moore, General Manager of Parent, contacted John Campion, Chief Executive Officer of the Company, concerning a possible strategic combination with or acquisition of the Company by Parent. The Company and Parent executed a confidentiality agreement in late July for the purpose of furthering discussions and continued to discuss potential strategic alternatives. During these discussions in July, Mr. Moore indicated to Mr. Campion that Parent may have an interest in acquiring the Company.

     In early August 1998, representatives of Parent met with certain directors and officers of the Company and performed initial due diligence with respect to the Company. During the due diligence process, Mr. Moore and other representatives of Parent met with Mr. Campion, Laurence Anderson (President of the Company), Stephen Bernstein (Executive Vice President -- General Counsel and Secretary of the Company), Jeffrey Stone (Chairman of the Board of the Company) and Vincent Carrino (a director of the Company) concerning a possible acquisition by Parent of the Company. These discussions continued through September and early October 1998, but the parties were unable to agree on material terms of a transaction. During October 1998, Parent determined to develop the temporary power rental business internally, rather than through an acquisition, and did not pursue any further discussions with the Company.

     In April 1999, the Company's Board of Directors discussed the need for additional working capital to purchase equipment and to compete effectively for large projects and instructed the Company's management to pursue alternatives to raise additional capital, including reviving discussions with Parent. After this meeting, Mr. Stone contacted Mr. Moore to discuss a possible minority interest investment by Parent in the Company. At the request of Mr. Moore, Mr. Stone prepared a preliminary term sheet for Parent with respect to a proposed minority investment in the Company. On April 14, 1999, Mr. Moore and other representatives of Parent met with Messrs. Stone, Bernstein and Carrino concerning a potential minority investment in the Company by Parent.

     In May 1999, representatives of Parent and the Company met and discussed various means by which a minority investment in the Company might be made.

     On June 14, 1999, Parent proposed a term sheet that outlined a $5 million investment in the Company by Parent whereby Parent would purchase shares of a newly authorized class of convertible preferred stock. Representatives of the Company and Parent continued to have discussions concerning the proposed minority investment throughout June, July and August, but were unable to reach a definitive agreement on the terms of the proposed minority investment.

     On August 12, 1999, representatives of parent met with Mr. Stone to discuss financial projections of the Company and again proposed a potential acquisition of the Company by Parent. At this meeting, Mr. Moore indicated that, based on the diligence conducted by Parent to date and publicly available information, Parent would propose a preliminary valuation with respect to a potential offer to acquire the Company at $7 per share.

     Parent signed a new confidentiality agreement with the Company on September 28, 1999 for the purpose of pursuing discussions with respect to a transaction on the terms discussed during the August 12 meeting. On October 14, 1999, Parent submitted the proposed terms, pursuant to which Parent would pursue negotiations with the Company to the Chairman of General Electric, and obtained his authorization to negotiate the acquisition of the Company.

     On October 28, 1999, Mr. Moore delivered to Mr. Stone a non-binding proposal outlining the terms upon which Parent would acquire the Company at a purchase price of $7 per share, subject to certain downward adjustments based on the financial condition of the Company at the time of the closing of the acquisition. On October 29, 1999, Mr. Stone and Mr. Moore discussed Mr. Stone's comments on Parent's proposal.

     On November 2 through 5, 1999, representatives of Parent, including Parent's outside legal advisor, King & Spalding, and outside financial auditor, KPMG Peat Marwick, LLP, and certain other outside consultants, met with representatives of the Company to review legal, financial, environmental, human resource, operational and other information concerning the Company.

     King & Spalding, on behalf of Parent, submitted an initial draft Merger Agreement to the Company on November 5, 1999.

     Additional site visits by representatives of Parent to the Company's facilities in Los Angeles and Brazil occurred on November 9, 1999 and November 15, 1999. In addition, representatives of Parent continued their due diligence and discussed with the Company possible responsibilities and compensation arrangements with Messrs. Campion and Anderson following the Merger. On November 15, 1999 representatives of Parent and the Company, including their legal advisors, met in New York to discuss the terms of the Merger Agreement, Tender Agreements and Indemnification Agreements. At this meeting, Parent continued to propose an acquisition valuation of $7 per share, but no longer insisted on a post-closing purchase price adjustment.

     On November 23, 1999, the Board of Directors of the Company met and discussed the status of the negotiations and the terms of the proposed agreements. The Board of Directors of the Company authorized Mr. Stone to (i) continue proposed negotiations with representatives of Parent and (ii) engage a qualified investment banking firm to advise the Company with respect to the fairness, from a financial point of view, of the terms of any proposed transaction to the stockholders of the Company.

     On December 15, 1999, after the negotiations between the parties had been substantially completed, the Board of Directors of the Company met and reviewed the terms of the proposed Merger Agreement, Tender Agreements and Indemnification Agreements. The Board of Directors agreed to meet again on the following day.

     On December 16, 1999, the Board of Directors of the Company met and (i) unanimously determined that the Merger Agreement, the Tender Agreements and Indemnification Agreements and the transactions contemplated thereby, including each of the Offer and the Merger, are advisable and are fair to and in the best interests of the stockholders of the Company, (ii) approved the Offer and the Merger and (iii) recommended that the stockholders of the Company accept the Offer and tender their Shares to Buyer. Following such Board actions, on December 17, 1999, the Merger Agreement, the Tender Agreements and Indemnification

Agreements were executed and delivered by the parties thereto. On December 20, 1999, prior to the opening of trading on the AMEX, Parent and the Company jointly announced that the Merger Agreement had been signed and that Buyer intended to commence the Offer. On December 27, 1999, Buyer commenced the Offer.

     (2) Reasons for Recommendation. In making the determinations and recommendations set forth in subparagraph (a) above, the Board considered a number of factors, including, without limitation, the following:

          (1) the amount and kind of consideration to be received by the Company's stockholders in the Offer and the Merger;

          (2) the Company's prospects if it were to remain independent, including the risks and benefits inherent in remaining independent in an industry environment marked by the possible entrance of new competitors such as Parent;

          (3) the possible alternatives to the Offer and the Merger (including the possibility of continuing to operate the Company as an independent entity), the range of possible benefits to the Company's stockholders of such alternatives and the timing and likelihood of accomplishing any of such alternatives;

          (4) information with regard to the financial condition, results of operations, business and prospects of the Company as well as current economic and market conditions (including current conditions in the industry in which the Company is engaged);

          (5) the historical and recent market prices of the shares and the fact that the Offer and the Merger will enable the holders of the shares to realize a premium over the prices at which the shares traded prior to the execution of the Merger Agreement;

          (6) the high likelihood that the proposed acquisition would be consummated, in light of the experience, reputation and financial capabilities of Parent, and the fact that the proposed acquisition could likely be consummated more quickly than a cash merger;

          (7) the oral opinion of the Company's financial advisor, Prime Charter Ltd. ("Prime Charter"), confirmed in writing, that the consideration to be received by the Company's stockholders pursuant to the Offer and the Merger, is fair to such stockholders from a financial point of view. A copy of Prime Charter's written opinion is attached to this Schedule 14D-9 as Annex B and is incorporated herein by reference. Such opinion should be read in its entirety for a description of the procedures followed, assumptions and qualifications made, matters considered and limitations of the review undertaken by Prime Charter; and

          (8) the fact that, under the Merger Agreement, the Company may respond to an unsolicited Superior Proposal (defined as a bona fide Takeover Proposal that the Board of Directors determines in its good faith judgment (based on the advice of an independent financial advisor) to be more favorable to the Company's stockholders than the Offer and the Merger and for which financing, to the extent required, is then committed or which, in the good faith judgment of the Board of Directors of the Company, is reasonably capable of being financed by such third party) if the Board of Directors determines in good faith, after taking into consideration advice of outside counsel with respect to its fiduciary duties to the Company's stockholders under Delaware law and the Company complies with the other requirements set forth in the Merger Agreement including without limitation the payment of a termination fee of $1.5 million.

     The Board did not assign relative weights to the above factors or determine that any factor was of special importance. Rather, the Board viewed its position and recommendations as being based on the totality of the information presented to and considered by it. In addition, it is possible that different members of the Board assigned different weights to the various factors described above.

ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

     The Company retained Prime Charter as its financial advisor in connection with the Offer and the Merger. Pursuant to the terms of Price Charter's engagement, the Company agreed to pay Prime Charter a fee of $150,000 for its services. The Company also has agreed to reimburse Prime Charter for reasonable out-of-pocket expenses, including fees and disbursements of counsel, and to indemnify Prime Charter and certain related parties against certain liabilities, including liabilities under the federal securities laws, arising out of Prime Charter's engagement. Prime Charter has provided investment banking services to the Company in the past unrelated to the Offer and the Merger, for which services Prime Charter has received compensation. In the ordinary course of business, Prime Charter and its affiliates may hold the securities of the Company for the accounts of its customers and, accordingly, may at any time hold a long or short position in such securities.

     Neither the Company nor any person acting on its behalf currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders on its behalf concerning the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

     (a) During the past 60 days, neither the Company nor any subsidiary of the Company nor, to the best of the Company's knowledge, any executive officer, director or affiliate of the Company has effected a transaction in Shares.

     (b) To the best of the Company's knowledge, its executive officers, directors and affiliates currently intend to tender their Shares to Buyer pursuant to the Offer.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

     (a) Other than as set forth in Item 3(b) or 4, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in:

          (1) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company;

          (2) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;

          (3) a tender offer for or other acquisition of securities by or of the Company; or

          (4) any material change in the present capitalization or dividend policy of the Company.

     (b) Except as described in Item 3(b) of this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the matters referred to in Item 7(a).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.

     (a) The information contained in all of the Exhibits referred to in Item 9 below is incorporated herein by reference.

     (b) Section 203 of the DGCL. Section 203 of the DGCL purports to regulate certain business combinations of a corporation organized under Delaware law whose stock is publicly traded, such as the Company, with a stockholder beneficially owning 15% or more of the outstanding voting stock of such corporation (an "Interested Stockholder"). Section 203 provides, in relevant part, that the corporation shall not engage in any business combination for a period of three years following the date such stockholder first becomes an Interested Stockholder unless (i) prior to the date the stockholder first becomes an Interested Stockholder, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an Interested Stockholder, (ii) upon becoming an Interested Stockholder, the Interested Stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, or (iii) on or subsequent to the date the stockholder becomes an Interested Stockholder, the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock which is not owned by the Interested Stockholder. The Board of Directors has approved the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger and the effect of the Tendering Stockholders entering into the Tender Agreements with Parent, for the purposes of Section 203 of the DGCL; therefore the restrictions of Section 203 are inapplicable to the Offer, the Merger and the related transactions.

ITEM 9.  MATERIALS TO BE FILED AS EXHIBITS.

 *+1  --   Offer to Purchase dated December 27, 1999.
 *+2  --   Form of Letter of Transmittal.
  +3  --   Agreement and Plan of Merger, dated as of December 17, 1999, among Parent, Buyer and the Company.
  +4  --   Form of Tender Agreement, dated as of December 17, 1999,
           between each of the Tendering Stockholders, Buyer and
           Parent.
  +5  --   Form of Indemnification Agreement, dated as of December 17,
           1999, between each of the Tendering Stockholders, Buyer and
           Parent.
  +6  --   Employment Letter Agreement, dated as of December 17, 1999, between GE Energy Systems Rentals and John Campion.
  +7  --   Employment Letter Agreement, dated as of December 17, 1999, between GE Energy Systems Rentals and Laurence Anderson.
   8  --   Pages 5 through 8 of the Company's Proxy Statement dated
           March 25, 1999.
  +9  --   Text of press release issued by Parent and the Company dated
           December 20, 1999.
 *10  --   Letter to Stockholders of the Company dated December 27,
           1999.
 *11  --   Information Statement dated December 27, 1999 (included as
           Annex A hereto and incorporated herein by reference
           thereto).
 *12  --   Opinion of Prime Charter Ltd. (included as Annex B hereto
           and incorporated herein by reference thereto).

---------------

* Included in materials delivered to stockholders of the Company.

+ Filed as an exhibit to the Tender Offer Statement on Schedule 14D-1 dated
  December 27, 1999 of Buyer and Parent, and incorporated herein by reference.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                          SHOWPOWER, INC.

                                          By:      /s/ JOHN J. CAMPION
                                            ------------------------------------
                                                   Name: John J. Campion
                                               Title: Chief Executive Officer

Dated as of December 27, 1999.

                                                                         ANNEX A

                                SHOWPOWER, INC.
                            18420 S. SANTA FE AVENUE
                       RANCHO DOMINGUEZ, CALIFORNIA 90221
                       INFORMATION STATEMENT PURSUANT TO
             SECTION 14(F) OF THE SECURITIES EXCHANGE ACT OF 1934,
                     AS AMENDED, AND RULE 14F-1 THEREUNDER

                             ---------------------

             NO VOTE OR OTHER ACTION OF THE COMPANY'S STOCKHOLDERS
           IS REQUIRED IN CONNECTION WITH THIS INFORMATION STATEMENT.
          NO PROXIES ARE BEING SOLICITED AND YOU ARE REQUESTED NOT TO
                           SEND THE COMPANY A PROXY.

                             ---------------------

     This Information Statement is being mailed on or about December 27, 1999, as a part of the Solicitation/ Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") of Showpower, Inc. (the "Company") to the holders of record of shares of Common Stock, par value $.01 per share (the "Shares"), of the Company. You are receiving this Information Statement in connection with the possible election or appointment of persons designated by GE Energy Services, Inc. ("Parent") to a majority of the seats on the Board of Directors of the Company (the "Board"). Capitalized terms used herein and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9.

     On December 17, 1999, the Company, Parent and Emmy Acquisition Corp., now known as GE Power Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Buyer"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), in accordance with the terms and subject to the conditions of which the Buyer commenced the Offer. The Offer is scheduled to expire at 12:00 Midnight New York City time, on Tuesday, January 25, 2000, unless the Offer is extended.

     The Merger Agreement requires the Company to cause the Company to cause the directors designated by Buyer to be elected to the Board under the circumstances described therein following consummation of the Offer.

     This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action at this time.

     The information contained in the Information Statement (including information incorporated by reference) concerning Parent and Buyer and the Parent Designees (as defined herein) has been furnished to the Company by Parent and Buyer, and the Company assumes no responsibility for the accuracy or completeness of such information.

                   GENERAL INFORMATION REGARDING THE COMPANY

     The Shares are the only class of voting securities of the Company outstanding. Each Share has one vote. As of December 16, 1999, there were 3,421,842 Shares outstanding. The Board currently consists of three classes, one class with three members and two classes with two members each. Each director serves a three-year term and until such director's successor has been duly elected and qualified, or until either of such director's earlier resignation or removal. At each annual meeting of stockholders, members are elected to the class of directors whose terms are due to expire in the year in which such meeting is held. The officers of the Company serve at the discretion of the Board.

                  INFORMATION WITH RESPECT TO PARENT DESIGNEES

     Pursuant to the Merger Agreement, promptly upon the purchase and payment for Shares by Buyer pursuant to the Offer that represent at least a majority of the outstanding Shares, Parent is entitled to designate a number of directors (the "Parent Designees") on the Board equal to the product (rounded up to the nearest whole number) of the total number of directors on the Board (after giving effect to the Parent Designees) multiplied by the percentage that the number of Shares owned by Buyer and its affiliates bears to the number of outstanding Shares. The Company will use best efforts to enable such Parent Designees to be appointed or elected to the Board including, if necessary, increasing the size of the Board or securing the resignations of current directors.

     Following the appointment or election of Parent's Designees and prior to the effective time of the subsequent Merger contemplated by the Merger Agreement, the affirmative vote of a majority of the directors who are not Parent Designees will be required for the Company to take action to amend or terminate the Merger Agreement, exercise or waive the rights or remedies of the Company under the Merger Agreement or extend the time allotted for Parent or Buyer to perform their obligations under the Merger Agreement.

     Parent has informed the Company that it will choose the Parent Designees from the persons listed below. Parent has informed the Company that each of the persons listed below has consented to act as a director, if so designated. Biographical information concerning each of the potential Parent Designees is presented below. All persons listed below are citizens of the United States of America.

                                             POSITION WITH PARENT; PRESENT PRINCIPAL OCCUPATION OR EMPLOYMENT AND
NAME                                   AGE   MATERIAL POSITIONS HELD DURING PAST FIVE YEARS
----                                   ---   --------------------------------------------------------------------
Ricardo Artigas......................  57    Director, President and Chief Executive Officer
Candace Carson.......................  40    Chief Financial Officer ("CFO"); prior to 1997, Ms. Carson was CFO of GE Information Systems, Inc.
Molly Burke..........................  44    General Counsel; prior to June 1999, Ms. Burke was associate counsel for Litigation and Legal Policy for General Electric Company.

     Parent has also advised the Company that, to the best of Parent's knowledge, none of the potential Parent Designees (i) is currently a director of, or holds any position with, the Company, (ii) beneficially owns any securities (or rights to acquire any securities) of the Company, or (iii) has been involved in any transaction with the Company or any of its directors, executive officers or affiliates which is required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC"), except as may be disclosed herein or in the Schedule 14D-9 or the Offer to Purchase.

                DIRECTORS AND EXECUTIVE OFFICERS OF THE COMPANY

EXECUTIVE OFFICERS AND DIRECTORS

     The executive officers and directors of the Company as of December 16, 1999, are as follows:

NAME                                   AGE   POSITION
----                                   ---   --------
John J. Campion......................  36    Chief Executive Officer and Director
Laurence Anderson....................  37    President
Stephen R. Bernstein.................  44    Executive Vice President -- General Counsel and
                                             Secretary
Gary M. Rosner.......................  38    Vice President -- Operations
Gregory S. Landa.....................  31    Vice President -- Sales
Jeffrey B. Stone.....................  44    Chairman of the Board
Joseph A. Ades.......................  37    Director
Robert E. Masterson..................  54    Director
David C. Bernstein...................  42    Director
Vincent A. Carrino...................  43    Director
Eric C. Jackson......................  55    Director

     John J. Campion has served as Chief Executive Officer of the Company since its founding in 1991. He has served as a director of the Company from March 1991 to May 1996 and from December 1997 to the present.

     Laurence Anderson has served as President since August 1996 and prior thereto as a Vice President since 1991.

     Stephen R. Bernstein has served as Executive Vice President, General Counsel and Secretary of the Company since May 1996. From July 1991 to May 1996, he served as Executive Vice President and General Counsel of Rock-It-Cargo, USA, Inc., a freight forwarding and logistics company. From June 1994 to May 1995, he was an officer of Viscount Air Services, Inc., a passenger charter airline, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in January 1996.

     Gregory S. Landa has served as Vice President/Sales of the Company since June 1998 and prior thereto as Director of Broadcast Services since August 1995. From July 1992, to August 1995, he served as President of Chandler/Chase Corporation, doing business as Power Plus.

     Jeffrey B. Stone became Chairman of the Board of the Company in May 1996. He has been the President of Ironhorse Ventures, Inc., a private investment firm, since November 1992. Mr. Stone served as Chairman of the Board of Darling International Inc., a food byproducts co-processor, from January 1993 to March 1994 and as its interim Chief Executive Officer from January 1994 to March 1994. Mr. Stone is also an advisory director of Stewart Information Services Corporation, a title insurance and real estate information company.

     Joseph A. Ades became a director of the Company in May 1996. Since 1991, he has been a partner in ABI Management Partners, a private investment firm.

     Robert E. Masterson has served as a director of the Company since May 1996, and previously served in the same capacity from 1991 to 1995. He has been the Chief Executive Officer of Service Data Corporation, a data processing service company, since 1991, and previously served as President of American Express Travel Management Services, President and Chief Executive Officer of American Express Data Base Services, Inc., and President and Chief Executive of First Data Resources, Inc.

     David C. Bernstein became a director of the Company in 1991, and served as Chairman of the Board from 1991 to May 1996. He has served as Chief Executive Officer of Rock-It-Cargo, USA, Inc., a freight forwarding and logistics company, since 1985. From June 1994 to January 1996, he was the chief executive officer of Viscount Air Services, Inc., a passenger charter airline, which filed a voluntary petition for reorganization under Chapter 11 of the United States Bankruptcy Code in January 1996.

     Vincent A. Carrino became a director of the Company in 1998. He is President of Brookhaven Capital Management, Inc., an investment management company which he founded in 1986. Mr. Carrino is also a director of Rentway, Inc., an operator of rent-to-own stores.

     Eric C. Jackson became a director of the Company in 1998. He is the Chairman and Chief Executive Officer of Great Basic Companies, a group of truck dealerships which he founded in 1976. He is also President, Chief Executive Officer and a director of Intrenet, Inc., a holding company for truckload motor carriers.

     Stephen R. Bernstein is the brother of David C. Bernstein. Jeffrey B. Stone is the brother-in-law of Joseph A. Ades.

MEETINGS AND COMMITTEES

     During 1998, the Board of Directors of the Company held three meetings. Except for Messrs. Masterson and Jackson, each of whom missed one meeting, all directors attended 75% or more of the total meetings of the Board of Directors and each committee on which he served during the period in 1998 for which he served as a director.

     The Board of Directors has a Compensation Committee (the "Compensation Committee"), which consists of Messrs. Ades and Jackson. The primary functions of the Compensation Committee are to consider and recommend overall compensation programs, to review and approve compensation payable to management and to administer the Company's 1998 Stock Option and Incentive Plan. The Compensation Committee met once during 1998.

     The Board of Directors of the Company has an Audit Committee (the "Audit Committee"), which consists of Messrs. Carrino and Jackson. The functions of the Audit Committee are to make recommendations concerning the engagement of independent public accountants of the Company, review with the independent public accountants the scope and results of the audit engagement, approve professional services provided by the independent public accountants, review the independence of the independent accountants, consider the range of audit and non-audit fees, review the adequacy of the Company's internal accounting controls and perform such other duties as shall be delegated to the Audit Committee by the Board of Directors. The Audit Committee did not meet during 1998.

     The Board of Directors does not have a nominating committee. The Board of Directors nominates persons for election as director. The Board will consider persons nominated by stockholders. Stockholders who wish to nominate persons for election as director must comply with the advance notice and eligibility provisions of the Company's By-laws. The Company's By-Laws provide that stockholders are required to give advance notice to the Company of any nomination by a stockholder of candidates for election as directors. Specifically, the By-Laws provide that for a stockholder to nominate a person for election to the Company's Board of Directors, the stockholder must be entitled to vote for the election of directors at the meeting and must give timely written notice of the nomination to the Secretary of the Company.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

     Section 16(a) of the Exchange Act requires the Company's executive officers and directors, and persons who own more than 10% of the Common Stock, to file reports of ownership with the Securities and Exchange Commission. Such persons also are required to furnish the Company with copies of all Section 16(a) forms they file.

     Based solely on its review of copies of such forms received by it, or written representations from certain reporting persons that no Forms 5 were required for those persons, the Company believes that during 1998, all filing requirements applicable to its executive officers, directors, and greater than 10% stockholders were complied with.

                COMPENSATION OF EXECUTIVE OFFICERS AND DIRECTORS

SUMMARY COMPENSATION TABLE

     The following table sets forth compensation for services in all capacities to the Company during each of the Company's last two years for (i) the Company's Chief Executive Officer and (ii) the Company's four other most highly compensated individuals who were serving as executive officers on December 31, 1998 (collectively, the "Named Executive Officers").

                                                                       LONG-TERM COMPENSATION
                                                                      ------------------------
                                                                               AWARDS
                                                                      ------------------------
                                       ANNUAL COMPENSATION                         SECURITIES
                               ------------------------------------   RESTRICTED   UNDERLYING
                                                     OTHER ANNUAL       STOCK       OPTIONS/        ALL OTHER
NAME AND POSITION        YEAR   SALARY    BONUS     COMPENSATION(1)   AWARDS ($)   SARS (#)(2)   COMPENSATION(3)
-----------------        ----  --------  --------   ---------------   ----------   -----------   ---------------
John J. Campion,.......  1998  $240,000  $     --       $25,402        $     --      141,357         $6,832
Chief Executive Officer  1997   240,000   133,000        28,135         256,170       77,260          9,868
Laurence Anderson,.....  1998   150,000        --        14,897              --       70,688          4,580
President                1997   150,000    67,000        11,847         170,780       51,507          4,376
Stephen R.               1998   150,000        --         5,233              --       25,000          5,478
  Bernstein,...........  1997   148,990        --         5,179              --           --          4,928
Executive Vice
President
Gregory S. Landa,......  1998   100,388   104,682         8,400              --       25,000          4,286
Vice President/Sales
Michael W. Crabbe,.....  1998   109,154        --            --              --       25,000             --
Vice President/Chief
Financial Officer

---------------

(1) Represents club membership and/or automobile allowance.

(2) Represents restricted stock and securities underlying options. The Company has no SARs.

(3) Represents matching contributions by the Company to the Company's 401(k) tax deferred savings plan (the "401(k) Plan") for the benefit of the executive, and life insurance.

EMPLOYMENT CONTRACTS

     Each of Messrs. Campion, Anderson, Stephen R. Bernstein and Landa has entered into an employment agreement with the Company.

     The employment agreement with Mr. Campion provides for his employment as Chief Executive Officer at an annual base salary of $240,000, plus a bonus to be awarded annually. The agreement with Mr. Campion expires in May 2001.

     The employment agreement with Mr. Anderson provides for his employment as President at an annual base salary of $150,000, plus a bonus to be awarded annually. The agreement with Mr. Anderson expires in May 1999.

     The employment agreement with Mr. Bernstein provides for his employment as Executive Vice President at an annual base salary of $150,000, plus a bonus to be awarded annually at the discretion of the Board. The agreement with Mr. Bernstein expires in June 1999.

     The employment agreement with Mr. Landa provides for his employment as Vice President/Sales at an annual base salary of $60,000, plus bonus compensation based on gross sales meeting specified criteria. The agreement with Mr. Landa expires August 25, 2001.

     These employment agreements entitle these executive officers to participate in the health, insurance, pension and other benefits, if any, generally provided to employees of the Company and, in some cases, automobile allowances.

     The Company may terminate the employment of the executive officers upon death or extended disability or for cause (as defined). If employment is terminated by the Company without cause, the Company must pay the executive officer's salary and health and insurance benefits until the scheduled termination date of the employment agreement.

401(K) PLAN

     Upon completion of one year of employment, all Company employees are eligible to participate in the 401(k) Plan and may make elective salary reduction contributions to the 401(k) Plan of up to 15% of their annual compensation, subject to a dollar limit established by law. In addition, until January 21, 1999, the Company provided a matching contribution of up to 50% of the employee's contribution, subject to a maximum of six percent of the employee's salary. Participants are fully vested at all times in the amounts they contribute to the 401(k) Plan; however amounts contributed by the Company are subject to vesting over a five-year period. The Company's contributions are tax deductible to the Company. Benefits under the 401(k) Plan generally become payable upon retirement, death or disability.

COMPENSATION OF DIRECTORS

     The Company has entered into an employment agreement with Mr. Stone which provides for his employment as Chairman at an annual base salary of $12,000, plus a bonus to be awarded annually at the discretion of the Board. The agreement with Mr. Stone expires in May 2000. Other than Mr. Stone, Chairman of the Board, directors historically have not received any compensation for their services as directors. Directors receive reimbursements of expenses incurred in attending meetings. In addition, during 1999, the Company made awards of options to non-employee directors.

STOCK OPTIONS

     Effective January 1, 1998, the Board of Directors and the stockholders of the Company adopted the 1998 Stock Option and Incentive Plan (the "Plan"). Under the Plan, the Company may award stock options and performance shares to employees and directors of the Company. The aggregate number of shares of Common Stock that may be awarded under the Plan is 1,000,000, subject to adjustment in certain events. No individual participant may receive awards for more than 141,375 shares in any calendar year.

     As of December 16, 1999, there were options to purchase an aggregate of 969,563 shares of Common Stock outstanding and unexercised that had been granted under the Plan. Of these, 479,563 options had an exercise price of $11.00 per share and 490,000 options had an exercise price of $4.00 per share. Any of these awards which are not yet exercisable would become fully exercisable upon a change in control of the Company. See Item 3(b)(2) of the Schedule 14D-9.

     The following table sets forth information with respect to options granted by the Company under the Plan to the Named Executive Officers during 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                 INDIVIDUAL GRANTS
                                         -----------------------------------------------------------------
                                            NUMBER OF          % OF TOTAL
                                           SECURITIES      OPTIONS GRANTED TO
                                           UNDERLYING         EMPLOYEES IN      EXERCISE
NAME                                     OPTIONS GRANTED      FISCAL YEAR        PRICE     EXPIRATION DATE
----                                     ---------------   ------------------   --------   ---------------
John J. Campion........................      141,375(1)           29%            $11.00     May 18, 2008
Laurence Anderson......................       70,688(1)           15%            $11.00     May 18, 2008
Stephen R. Bernstein...................       25,000(1)            5%            $11.00     May 18, 2008
Gregory S. Landa.......................       25,000(1)            5%            $11.00     May 18, 2008
Michael W. Crabbe......................       25,000(1)            5%            $11.00     May 18, 2008

---------------

(1) The Compensation Committee granted the non-qualified stock options on May 18, 1998, effective at the closing date of the Company's initial public offering. The options vest in three equal annual installments commencing on June 16, 1998.

OPTION EXERCISES AND YEAR-END VALUES

     The following table sets forth information with respect to the unexercised stock options held by the Named Executive Officers at December 31, 1998. The Named Executive Officers exercised no options to acquire Common Stock during 1998.

                    AGGREGATED OPTION EXERCISES IN 1998 AND
                        DECEMBER 31, 1998 OPTION VALUES

                                                 NUMBER OF SECURITIES            VALUE OF UNEXERCISED
                                                UNDERLYING UNEXERCISED         IN-THE-MONEY OPTIONS AT
                                             OPTIONS AT DECEMBER 31, 1998        DECEMBER 31, 1998(1)
                                             ----------------------------    ----------------------------
NAME                                         EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
----                                         -----------    -------------    -----------    -------------
John J. Campion...........................     47,125          94,250           $  0               0
Laurence Anderson.........................     23,563          47,125              0               0
Stephen R. Bernstein......................      8,333          16,667              0               0
Gregory S. Landa..........................      8,333          16,667              0               0
Michael W. Crabbe.........................      8,333          16,667              0               0

---------------

(1) The closing price of the Company's Common Stock as reported by the American Stock Exchange on December 31, 1998, was $8.50. There were no "in-the-money" options on December 31, 1998.

                              CERTAIN TRANSACTIONS

     The Company has historically engaged and continues to engage in transactions with entities controlled by its stockholders and their affiliates if economically advantageous to the Company. Related party transactions are subject to the review and approval of the Company's Audit Committee, which is composed exclusively of the Company's outside directors, and such transactions are on terms no less favorable to the Company than those that could be obtained from unaffiliated third parties.

TRANSACTIONS WITH OFFICERS

     In March 1997, the Company issued and sold 754,000 shares of Common Stock to existing stockholders, including three directors and four officers of the Company, and seven additional investors for an aggregate purchase price of $2,500,000. In connection with this transaction, the Company loaned Messrs. Campion, Anderson and Stephen R. Bernstein an aggregate of $476,770 to purchase shares of Common Stock. Of such loans, an aggregate of $457,270 are evidenced by promissory notes which mature in 2002, bear interest at the rate of 6.25% per annum and are secured by a pledge of other shares of Common Stock owned by the makers of the notes. Interest and principal is payable at maturity of the notes. The principal obligations outstanding at December 31, 1998 were as follows: Mr. Campion -- $249,263; Mr. Anderson -- $113,338 and Stephen R.
Bernstein -- $114,169.

     During the fourth quarter of 1997, the Company extended interest-free advances to two executive officers in the aggregate amount of $90,340 in anticipation of salary and bonus payments. All such advances have been repaid in full. During the fourth quarter of 1998, the Company loaned $60,000 to two executive officers evidenced by promissory notes which are due in April 2000 with interest payable biweekly at the Company's bank borrowing rate (8.5% at December 31, 1998). Other loans to officers at December 31, 1998 totaled $38,000 and were repaid in March 1999.

ROCK-IT CARGO, USA, INC. AND AIR APPARENT, INC.

     During 1997 and 1998, the Company purchased freight forwarding services in the amounts of approximately $217,000 and $228,000, respectively, from Rock-It Cargo, USA, Inc., which is an affiliate of David C. Bernstein, a director of the Company, and Mr. Masterson, a director of the Company. During 1997 and 1998, the Company purchased travel agency services, primarily in the form of airline tickets, in the amounts of approximately $118,000 and $125,000, respectively, from Air Apparent, Inc., which is an affiliate of David C. Bernstein and Mr. Masterson, and Andrew Dietz and Donna Dietz, two stockholders of the Company. The Company believes that all of the foregoing transactions were made on terms no less favorable to the Company than could have been obtained from unaffiliated third parties. All future transactions between the Company and any entities controlled by directors and stockholders of the Company will also be on terms believed to be no less favorable to the Company than could be obtained from unrelated third parties.

                             PRINCIPAL STOCKHOLDERS

     The following table sets forth, as of December 16, 1999, certain information with respect to the beneficial ownership of the Common Stock by: (i) each person (or group of affiliated persons) known by the Company to own beneficially more than five percent of the outstanding Common Stock; (ii) each director of the Company; (iii) the Named Executive Officers; and (iv) all directors and executive officers as a group. Except as indicated in the footnotes to this table, the persons named in the table, based on information provided by such persons, have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

                                                             SHARES OF
                                                            COMMON STOCK       PERCENTAGE OF
NAME OF BENEFICIAL OWNER                                 BENEFICIALLY OWNED    TOTAL SHARES
------------------------                                 ------------------    -------------
John J. Campion......................................          303,434(1)           8.4%
Laurence Anderson....................................          151,137(2)           4.2
Stephen R. Bernstein.................................          150,497(3)           4.2
Jeffrey B. Stone.....................................          359,828(4)          10.0
Joseph A. Ades.......................................          208,952(5)           5.8
Robert E. Masterson..................................          244,329(6)           6.8
David C. Bernstein...................................          180,093(7)           5.0
Gregory S. Landa.....................................           17,067(8)             *
Gary M. Rosner.......................................           16,667(8)             *
Vincent A. Carrino...................................          145,612(9)           4.0
Eric C. Jackson......................................           75,493(6)           2.1
Albert J. Ades.......................................          208,952(5)           5.8
All directors and executive officers as a group (11
  persons)...........................................        1,853,109(10)         51.3

---------------

   * Less than 1%

 (1) Mr. Campion shares voting and investment power with respect to 131,924 shares with his spouse. Includes 77,260 shares granted by the Company as a Restricted Stock Award, which are subject to certain forfeiture provisions until March 18, 2000. Includes 94,250 shares issuable upon the exercise of vested options that have an exercise price of $11.00. Does not include 100,000 shares issuable upon the exercise of options which by their terms are not exercisable within 60 days.

 (2) Mr. Anderson shares voting and investment power with respect to 52,505 shares with his spouse. Includes 51,507 shares granted by the Company as a Restricted Stock Award, which are subject to certain forfeiture provisions until March 18, 2000. Includes 47,125 shares issuable upon the exercise of vested options that have an exercise price of $11.00. Does not include 52,500 shares issuable upon the exercise of options which by their terms are not exercisable within 60 days.

 (3) Includes 20,160 shares owned by a family trust of which Mr. Bernstein is a trustee. Mr. Bernstein has sole voting power but shares investment power with respect to such 20,160 shares. Includes 16,667 shares issuable upon the exercise of vested options that have an exercise price of $11.00. Does not include 50,000 shares issuable upon the exercise of options which by their terms are not exercisable within 60 days.

 (4) Does not include 20,000 shares issuable upon the exercise of options which by their terms are not exercisable within 60 days.

 (5) Includes 60,320 shares owned by a general partnership of which Mr. Ades is a partner. Mr. Ades shares voting and investment power with his partners with respect to such shares. With respect to Mr. Joseph Ades, does not include 10,000 shares issuable upon the exercise of options which by their terms are not exercisable within 60 days.

 (6) Does not include 10,000 shares issuable upon the exercise of options which by their terms are not exercisable within 60 days.

 (7) Mr. Bernstein shares voting and investment power with respect to these shares with his spouse. Does not include 10,000 shares issuable upon the exercise of options which by their terms are not exercisable within 60 days.

 (8) Includes 16,667 shares issuable upon the exercise of vested options that have an exercise price of $11.00. With respect to Mr. Landa and Mr. Rosner, does not include 17,500 shares and 15,000 shares, respectively, issuable upon the exercise of options which by their terms are not exercisable within 60 days.

 (9) Includes 90,480 shares owned by two limited partnerships, the general partner of which is a corporation controlled by Mr. Carrino. Does not include 20,000 shares issuable upon the exercise of options which by their terms are not exercisable within 60 days.

(10) Includes 191,376 shares issuable upon the exercise of vested options. Does not include 315,000 shares issuable upon the exercise of options which by their terms are not exercisable within 60 days.

                                                                         ANNEX B

                        [PRIME CHARTER LTD. LETTERHEAD]

                                                               December 16, 1999

Board of Directors
Showpower, Inc.
18420 S. Santa Fe Ave.
Rancho Dominguez, CA 90221

Dear Sirs:

     You have asked us to advise you with respect to the fairness, from a financial point of view, to the stockholders of Showpower, Inc. (the "Company") of the consideration to be received by such holders in connection with a proposed transaction as set forth below.

     We understand that the Company, GE Energy Services, Inc. ("GE Energy Services") and Emmy Acquisition Corp. ("Merger Sub"), a wholly owned subsidiary of GE Energy Services, propose to enter into an Agreement and Plan of Merger (the "Agreement"). The terms of the Agreement provide, among other things, that
(i) Merger Sub will promptly commence a tender offer (the "Offer") to purchase for cash all of the outstanding shares of Common Stock at a purchase price of $7.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Agreement and certain ancillary documents to be filed with the Securities and Exchange Commission; and (ii) the Merger Sub will subsequently be merged (the "Merger") with and into the Company in a transaction which will provide the remaining holders of shares of Common Stock (other than GE Energy Services, the Company, the Merger Sub or their respective subsidiaries, and holders who have perfected their appraisal nights, if any, under Delaware law) with $7.00 per share in cash. The Offer and the Merger constitute the "Proposed Transaction".

     In arriving at our opinion, we have reviewed the Agreement and certain publicly available business and financial information relating to the Company. We have also reviewed certain other information provided to us by the Company, and have met with the Company's management to discuss the business and prospects of the Company.

     We have also considered certain financial and stock market data of the Company, and we have compared that data with similar data for other publicly held companies in businesses similar to those of the Company, and we have considered, to the extent available, the financial terms of certain other business combinations which have recently been effected. We also considered such other information, financial studies, analyses and investigations and financial, economic and market criteria which we deemed relevant. With your permission, we have not reviewed any projections of the Company for years after 1999, as none were provided to us, and therefore, we have not created a discounted cash flow model, which would have been based upon such projections.

     In connection with our review, we have not independently verified any of the foregoing information and have assumed and relied upon the accuracy and completeness of such information. In addition, we have not made an independent evaluation or appraisal of the assets, liabilities or stockholders' equity of the Company, nor have we been furnished with any such appraisal. We were not requested to, and did not, solicit third party indications of interest in acquiring all or part of the Company. Our opinion is necessarily based upon information available to us and is being rendered during a period of volatility in the financial markets and it is necessarily subject to the absence of further material developments in the financial, economic and market conditions from those prevailing on the date hereof.

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

     It should be noted that this opinion is based on interest rates, dividend rates and market conditions prevailing, and other circumstances and conditions existing on December 16, 1999. Furthermore, any valuation of securities is only an approximation, subject to uncertainties and contingencies all of which are difficult to predict and beyond the control of the firm preparing such valuation.

     Prime Charter Ltd. is an investment banking and brokerage firm with experience in these matters. We have attended the Company's Board of Directors meetings and issued research reports on the Company. In the ordinary course of business, we may purchase or sell the Company's Common Stock for our own or our clients' accounts. We have acted as representative of the underwriters of the Company's Common Stock in connection with the Company's initial public offering and received a fee for our services. We will receive a fee for rendering this opinion.

     It is understood that this letter is for the information of the Board of Directors only and is not to be quoted or referred to, in whole or in part, in any registration statement, prospectus, proxy statement, or in any other document used in connection with the offering or sale of securities, nor shall this letter be used for any other purposes, without Prime Charter's prior written consent; provided, however, that so long as we have been afforded a prior opportunity to review any such filing, this letter may be reproduced in full in any filings with the Securities and Exchange Commission pursuant to the Securities and Exchange Act of 1934. This letter does not constitute a recommendation to any stockholder as to whether such stockholder should accept the Offer.

     Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the consideration to be received by the stockholders of the Company in the Proposed Transaction is fair, from a financial point of view, to such stockholders.

                                          Very truly yours,

                                          PRIME CHARTER LTD.

                                          /s/ PHILIP M. GETTER
                                          --------------------
                                          Philip M. Getter
                                          Managing Director

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